UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. Announces Management Change at its Bank Subsidiary to Further Integrate Operations

Grupo Supervielle S.A. Announces Management Change at its

Bank Subsidiary to Further Integrate Operations

Buenos Aires, February 6, 2019 – Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), (“Supervielle” or the “Company”) a universal financial services group headquartered in Argentina with a nationwide presence, announced today that with the objective of further integrating the management of its operations, Jorge Ramirez, Chief Executive Officer of Grupo Supervielle will also assume the position of CEO of Banco Supervielle replacing Nerio Peitiado who is leaving to pursue other opportunities. This appointment is subject to customary Central Bank approval.

“Grupo Supervielle has been executing a growth strategy focused on delivering customer centric cost-effective value propositions. This requires an agile and flexible management structure to continue driving cross selling across the Company. The change we are announcing is a further step in that direction. Jorge’s experience in leading similar transformational processes will be key to ensure successful execution of our strategy. I would also like to thank Nerio Peitiado for his contributions to Banco Supervielle and wish him well in his new endeavors” noted Patricio Supervielle, Chairman of Grupo Supervielle.

“I am pleased to report preliminary comprehensive net income in line with our full year 2018 guidance and coverage reaching 100% one year in advance of our original goal. As we enter 2019, we remain fully focused on closely monitoring our asset quality, positioning the business for growth and maintaining tight control on costs. At the same time, we are continuously evaluating opportunities to support growth as we take Grupo Supervielle forward in this new business environment. We remain optimistic about the long-term potential of the banking industry in Argentina, the strength of our Company and our ability to adapt our business model to a rapidly changing environment,” commented Jorge Ramirez, CEO of Grupo Supervielle.

About Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV)

Grupo Supervielle S.A. (“Supervielle”) is a holding company with a long-standing presence in the Argentine financial system and a competitive leadership position in certain attractive market segments. It was founded by the Supervielle family, which took its first steps in the banking sector in 1887 and is now controlled by Patricio Supervielle. Its shares are listed in BYMA and NYSE since May 2016. Grupo Supervielle has developed a multi-brand business model to differentiate financial products and services offered to a broad spectrum of individuals, small and medium-sized enterprises and large companies in Argentina. To date, it is made up of Banco Supervielle, Cordial Compañía Financiera, Tarjeta Automtica, Supervielle Seguros, Espacio Cordial de Servicios, Supervielle Asset Management, Mila, InvertirOn-Line and Sofital.

Investor Relations Contacts:

Ana Bartesaghi

5411-4324-8132

Ana.BARTESAGHI@supervielle.com.ar

Gustavo Tewel

5411-4324-8158

Gustavo.TEWEL@supervielle.com.ar

Nahila Schianmarella

5411-4324-8135

Nahila.SCHIANMARELLA@supervielle.com.ar

Valeria Kohan

5411-4340-3013

Valeria.KOHAN@supervielle.com.ar

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Grupo Supervielle and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Grupo Supervielle, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Grupo Supervielle’s filings with the U.S. Securities and Exchange Commission (SEC) and Comisión Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Grupo Supervielle is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: February 6, 2019	By:	/s/ Alejandra Naughton
		Name:	Alejandra Naughton
		Title:	Chief Financial Officer